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                             March 28, 2023

       David Moss
       Chief Financial Officer
       Inmune Bio, Inc.
       225 NE Mizner Blvd, Suite 640
       Boca Raton, FL 33432

                                                        Re: Inmune Bio, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 2, 2023
                                                            File No. 001-38793

       Dear David Moss:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development, page 68

   1. You disclose on page 64 that you track outsourced development costs by product candidate or
development program, but you do not allocate personnel costs, other internal costs or external
consultant costs to specific product candidates or development programs.
                                                        Please revise your
future filings to address the following regarding your research and development expense:
                                                            Revise to
separately quantify the research and development costs tracked during each period presented
for each of your key research and development projects.
                                                            For all other
research and development expenses, provide other quantitative or qualitative
disclosure that provides more transparency as to the type of research and development
expenses incurred (i.e. quantify by nature or type of expense).
 David Moss
Inmune Bio, Inc.
March 28, 2023
Page 2
                Separately quantify the amount of tax credits that are recorded during the period as a reduction to research and development expense.
                The total of costs broken out should reconcile to total research and development expense on the Statements of Operations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameDavid Moss                                   Sincerely,
Comapany NameInmune Bio, Inc.
                                                               Division of
Corporation Finance
March 28, 2023 Page 2                                          Office of Life
Sciences
FirstName LastName